SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549


                               SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)


                           TEARDROP GOLF COMPANY
                             (Name of Issuer)


                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                      (Title of Class of Securities)



                                  0008781901
                                (CUSIP Number)


                           Steven C. Barre, Esq.
                         Associate General Counsel
                           U.S. Industries, Inc.
                           101 Wood Avenue South
                         Iselin, New Jersey 08830
                           TEL:  (732) 767-2234
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                   JUNE 24 , 1998
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

CUSIP NO.  0008781901                                13D                               PAGE 2 of 11 PAGES

(1)		NAMES OF REPORTING PERSONS.
   		S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   		U.S. INDUSTRIES, INC.
    		22-3568449

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP					(a)

																(b)   X

(3)		SEC USE ONLY

(4)		SOURCE OF FUNDS

     	OO

(5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               	<square>
     	PURSUANT TO ITEMS 2(d) or 2(e)

(6)  	CITIZENSHIP OR PLACE OF ORGANIZATION

		Delaware

    				(7)   	SOLE VOTING POWER
 NUMBER OF
  SHARES                 	-0-
BENEFICIALLY
  OWNED BY		(8)		SHARED VOTING POWER
   EACH
 REPORTING				1,108,333
  PERSON
   WITH			(9)		SOLE DISPOSITIVE POWER

  						-0-

      			(10)		SHARED DISPOSITIVE POWER

                        		1,108,333

(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		1,108,333

(12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	<square>

(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		19.2%

(14)		TYPE OF REPORTING PERSON

		CO

CUSIP NO.  0008781901                                13D                               PAGE 3 of 11 PAGES

(1)		NAMES OF REPORTING PERSONS.
   		S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

		USI ATLANTIC CORP.
    		22-3369326

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP					(a)

																(b)   X

(3)		SEC USE ONLY

(4)		SOURCE OF FUNDS

     	OO

(5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               	<square>
     	PURSUANT TO ITEMS 2(d) or 2(e)

(6)  	CITIZENSHIP OR PLACE OF ORGANIZATION

		Delaware

    				(7)   	SOLE VOTING POWER
 NUMBER OF
  SHARES                 	-0-
BENEFICIALLY
  OWNED BY		(8)		SHARED VOTING POWER
   EACH
 REPORTING				1,108,333
  PERSON
   WITH			(9)		SOLE DISPOSITIVE POWER

  						-0-

      			(10)		SHARED DISPOSITIVE POWER

                        		1,108,333

(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		1,108,333

(12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	<square>

(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		19.2%

(14)		TYPE OF REPORTING PERSON

		CO

CUSIP NO.  0008781901                                13D                               PAGE 4 of 11 PAGES

(1)		NAMES OF REPORTING PERSONS.
   		S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   		USI AMERICAN HOLDINGS, INC.
    		22-3363062

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP					(a)

																(b)   X

(3)		SEC USE ONLY

(4)		SOURCE OF FUNDS

     	OO

(5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               	<square>
     	PURSUANT TO ITEMS 2(d) or 2(e)

(6)  	CITIZENSHIP OR PLACE OF ORGANIZATION

		Delaware

    				(7)   	SOLE VOTING POWER
 NUMBER OF
  SHARES                 	-0-
BENEFICIALLY
  OWNED BY		(8)		SHARED VOTING POWER
   EACH
 REPORTING				1,108,333
  PERSON
   WITH			(9)		SOLE DISPOSITIVE POWER

  						-0-

      			(10)		SHARED DISPOSITIVE POWER

                        		1,108,333

(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		1,108,333

(12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	<square>

(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		19.2%

(14)		TYPE OF REPORTING PERSON

		CO

CUSIP NO.  0008781901                                13D                               PAGE 5 of 11 PAGES

(1)		NAMES OF REPORTING PERSONS.
   		S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   		JUSI HOLDINGS, INC.
    		22-3364074

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP					(a)

																(b)   X

(3)		SEC USE ONLY

(4)		SOURCE OF FUNDS

     	OO

(5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               	<square>
     	PURSUANT TO ITEMS 2(d) or 2(e)

(6)  	CITIZENSHIP OR PLACE OF ORGANIZATION

		Delaware

    				(7)   	SOLE VOTING POWER
 NUMBER OF
  SHARES                 	-0-
BENEFICIALLY
  OWNED BY		(8)		SHARED VOTING POWER
   EACH
 REPORTING				1,108,333
  PERSON
   WITH			(9)		SOLE DISPOSITIVE POWER

  						-0-

      			(10)		SHARED DISPOSITIVE POWER

                        		1,108,333

(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		1,108,333

(12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	<square>

(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		19.2%

(14)		TYPE OF REPORTING PERSON

		CO

CUSIP NO.  0008781901                                13D                               PAGE 6 of 11 PAGES

(1)		NAMES OF REPORTING PERSONS.
   		S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   		TA LIQUIDATION CORP. f/k/a TOMMY ARMOUR GOLF COMPANY
    		51-0305225

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP					(a)

																(b)   X

(3)		SEC USE ONLY

(4)		SOURCE OF FUNDS

     	OO

(5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               	<square>
     	PURSUANT TO ITEMS 2(d) or 2(e)

(6)  	CITIZENSHIP OR PLACE OF ORGANIZATION

		Delaware

    				(7)   	SOLE VOTING POWER
 NUMBER OF
  SHARES                 	-0-
BENEFICIALLY
  OWNED BY		(8)		SHARED VOTING POWER
   EACH
 REPORTING				1,108,333
  PERSON
   WITH			(9)		SOLE DISPOSITIVE POWER

  						-0-

      			(10)		SHARED DISPOSITIVE POWER

                        		1,108,333

(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		1,108,333

(12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	<square>

(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		19.2%

(14)		TYPE OF REPORTING PERSON

		CO

Item 1.SECURITY AND ISSUER.

     This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.01 per share (the "COMMON STOCK") of TearDrop Golf Company, a Delaware

corporation (the "ISSUER").  The Issuer's principal executive offices are located at 1080 Lousons Road, Union, New Jersey 07083.  This Amendment No. 2 is

intended to amend the Schedule 13D filed by the Filers (as defined in Item 2 below) on or about November 17, 1997, as amended by the Amendment No. 1 filed on or about April 7, 1998.  Any capitalized term not defined in this Amendment

No. 2 shall have the meaning assigned to it under the Schedule 13D of the

Filers as filed on or about November 17, 1997.

Item 2.IDENTITY AND BACKGROUND.

     This Amendment No. 2 to Schedule 13D is filed by a group consisting of

U.S. Industries, Inc., a Delaware corporation ("USI"), its wholly-owned subsidiary USI Atlantic Corp.,a Delaware corporation ("ATLANTIC"), Atlantic's wholly-owned subsidiary USI American Holdings, Inc., a Delaware corporation

("HOLDINGS"), Holdings's wholly-owned subsidiary JUSI Holdings, Inc., a

Delaware corporation ("JUSI") and JUSI's wholly-owned subsidiary TA Liquidation

Corp. ("TAL," formerly known as Tommy Armour Golf Company), a Delaware corporation.

     The group shall collectively be known as the "FILERS", and individually as a "FILER."  USI, Atlantic and Holdings have their executive offices at 101 Wood

Avenue South, Iselin, New Jersey, 08830.   JUSI and TAL have their executive

offices One Commerce Center, Wilmington, Delaware, 19899.


Item 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Filers' Schedule 13D, as filed on or about November 17, 1997 and as amended and filed on or about April 7, 1998,  is hereby amended to add the following:

     On June 24, 1998, the Issuer and TAL entered into a Letter Agreement (the

"LETTER AGREEMENT"), under which, in accordance with the terms of the

Certificate of Designations (incorporated by reference as Exhibit 4 hereto):

	<circle>	the Issuer redeemed 30,000 of the100,000 shares of the Series A

			Preferred Stock of the Issuer (the "Preferred Shares") held by

			TAL, in consideration of the payment of $3,000,000 to TAL, and

	<circle>	TAL converted  its  remaining 70,000 Preferred Shares into

			933,333 shares of the Issuer's Common Stock (the "Common Stock").


     The Issuer also agreed to use its best efforts to have a Registration

Statement on Form S-3 declared effected by the Securities and Exchange

Commission within five (5) days of the date of execution of the Letter

Agreement.  A copy of the Letter Agreement is attached hereto as Exhibit 1.

The Registration Statement was filed in accordance with the Registration

Agreement incorporated by reference at Exhibit 5 hereto.

Item 4.PURPOSE OF TRANSACTION.

     No amendment.

Item 5.INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Filers' Schedule 13D, as filed on or about November 17, 1997 and as amended and filed on or about April 7, 1998,  is hereby amended to add the following:

     (a)	After giving effect to the transactions under the Letter Agreement as described above, the Filers beneficially own zero shares of Preferred Stock,

and 1,108,333 shares of Common Stock, or 19.2% of the total number of issued

and outstanding shares of Common Stock.  All such shares are held by TAL.   By

reason of their relationship with TAL, USI, Holdings, Jacuzzi and JUSI may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of, and, accordingly, may be deemed to beneficially own solely for purposes of the Schedule 13D and this Amendment No.

2 to Schedule 13D, the same 1,108,333 shares of Common Stock.

     (b)	No amendment.

     (c)	No amendment.

     (d)	No amendment.

     (e)	Not applicable.


Item 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No amendment.

Item 7.MATERIAL TO BE FILED AS EXHIBITS

     The following is filed herewith as an Exhibit to this Amendment 2 to

Schedule 13D:

     1.	Letter Agreement, dated June 24, 1998, by and between TAL and Tear Drop

Golf Company.

     2.	List of Directors and Officers of the Filers.

     3.	Asset Purchase Agreement, dated October 31, 1997, by and among TAL,

USI Canada Inc., Tommy Armour Golf (Scotland) Ltd., USI American Holdings, Inc.,

TearDrop Golf Company and TearDrop Acquisition Corp.  Incorporated by reference to the Filers' Schedule 13D, as filed with the Securities and Exchange

Commission on or about November 17, 1997.

     4.	Certificate of Designations.  Incorporated by reference to the Filers'

Schedule 13D, as filed with the Securities and Exchange Commission on or about

November 17, 1997.

     5.	Registration Agreement dated November 10, 1997 by and between the Issuer and TAL.  Incorporated by reference to the Filers' Schedule 13D, as filed with the Securities and Exchange Commission on or about November 17, 1997.

     6.	Joint Filing Agreement pursuant to Rule 13d-1(f).  Incorporated by reference to the Filers' Schedule 13D, as filed with the Securities and

Exchange Commission on or about November 17, 1997.

                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:

     							U.S. INDUSTRIES, INC.



     							/S/ GEORGE H. MACLEAN
     							BY:George H. MacLean,
     							Senior Vice President

     							USI AMERICAN HOLDINGS, INC.



     							/S/ GEORGE H. MACLEAN
     							BY:George H. MacLean,
     							Senior Vice President

     							JACUZZI INC.



     							/S/ GEORGE H. MACLEAN
     							BY:George H. MacLean,
     							Vice President

     							JUSI HOLDINGS, INC.



     							/S/ GEORGE H. MACLEAN
     							BY:George H. MacLean,
     							Senior Vice President

     							TA LIQUIDATION CORP.



     							/S/ GEORGE H. MACLEAN
     							BY:George H. MacLean,
     							Vice President

                               EXHIBIT 1


                             TEARDROP GOLF COMPANY
                              1080 LOUSONS ROAD
                           UNION, NEW JERSEY 07083




June 24, 1998


U.S. Industries, Inc.
P.O. Box 169
101 Wood Avenue South
Iselin, New Jersey 08830
Attention: John Raos

     Re:	SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK ("SERIES A
     	PREFERRED STOCK") OF TEARDROP GOLF COMPANY (THE "COMPANY")

Dear John:

     This letter when signed by you in the space below will memorialize our understanding with respect to various matters relating to the Series A Preferred Stock:

     1.	The Company shall redeem 30,000 shares of the Series A Preferred
		Stock in accordance with the provisions of the Certificate of
		Designation, Rights and Preferences with respect to the Series A
		Redeemable Convertible Preferred Stock ("Certificate of Designation")
		filed with the Secretary of State of the State of Delaware.  In
		accordance therewith, the Company has delivered to TA Liquidation
		Corp. $3 million in satisfaction of the redemption amount.  The
		redemption shall be deemed to occur as of June 24, 1998.  However,
		dividends with respect to the 30,000 shares of Series A Preferred
		Stock shall only accrue through May 11, 1998.  The Company previously
		paid $20,000 to TA Liquidation Corp. representing the amount payable
		in respect of such dividends.

     2.	Immediately prior to the redemption of the 30,000 shares of Series A
		Preferred Stock, TA Liquidation Corp. shall convert 70,000 shares of
		Series A Preferred Stock into 933,333 shares of Common Stock in
		accordance with the Certificate of Designation.  The Company agrees
		to deliver to TA Liquidation Corp. such shares of Common Stock on the
		conversion of the Series A Preferred Stock within two business days of
		the presentation of the Company of the Certificate representing such
		shares.  Such conversion shall be deemed to occur as of June 24, 1998.

		The Company has disbursed $82,833.34 to TA Liquidation Corp. in satisfaction of its obligation to declare and pay dividends on the 70,000 shares of Series A Preferred Stock that are converted.

     3.	The Company shall use its best efforts to have the Registration
		Statement on Form S-3, Registration No. 333-51501, filed by the
		Company covering the sale by TA Liquidation Corp. of the Common
		Stock underlying the shares of Series A Preferred Stock declared
		effective by the Securities and Exchange Commission within five (5)
		business days of the date hereof.

	This letter shall be deemed to satisfy all notice or other requirements under the Certificate of Designation with respect to the redemption and conversion of, and payment of dividends on, the shares of Series A Preferred Stock and no other actions shall be necessary by either party with respect thereto other than as specifically set forth herein. In addition, this letter shall supercede any other letters or agreements with respect to the subject matter hereof.

     If this letter meets with your understanding, please sign below in the space indicated.

     							Very truly yours,

     							TEARDROP GOLF COMPANY



     							By       /S/ RUDY A. SLUCKER
     								    Rudy A. Slucker


Agreed to and accepted by

TA LIQUIDATION CORP.



By:   /S/ STEVEN BARRE

                               EXHIBIT 2

                         U.S. INDUSTRIES, INC.

All persons listed below are citizens of the United States, with the exception of Mr. Brian C. Beazer and Sir Harry Solomon, who are citizens of the United Kingdom.

Name                               Principal Occupation or			  	   Residence or Business Address
							Employment						   of Organization

Officer-Directors
-------------------------
David H. Clarke                    Chairman of the Board, Chief        	   101 Wood Avenue South
                                   Executive Officer, U.S. 				   Iselin, New Jersey  08830
							Industries, Inc.

John G. Raos                       President, Chief Operating 		 	   101 Wood Avenue South
                                   Officer, U.S. Industries, Inc.             Iselin, New Jersey  08830

Non-Officer Directors
-------------------------
Brian C. Beazer                    Chairman of Beazer Homes			  	   330 East 38th Street, #34D
                                   USA, Inc.                            	   New York, NY  10016

William E. Butler                  Director, Applied Industrial        	   1111 Superior Avenue
                                   Technologies, Inc., Ferro           	   Cleveland, OH 44114
                                   Corporation, The Goodyear Tire &
                                   Rubber Company, Pitney-Bowes, Inc.
                                   and U.S. Industries, Inc.

John J. McAtee, Jr.               	President of McAtee & 			 	   McAtee & Company, LLC
							Company, LLC.                    		   411 West Putnam Ave., Suite 305
                                                                        	   Greenwich, CT  06830

The Hon. Charles H. Price II		Retired Chairman, President, 		 	   One West Armour Blvd., #300
                                   Chief Executive Officer of     	   	   Kansas City, MO  64111
                                   Ameribanc, Inc.

Sir Harry Solomon                  Founder, Director and retired       	   3 Coach House Yard
                                   Chairman of Hillsdown               	   Hampstead High Street
                                   Holdings plc                         	   London, England  NW31-QD

Royall Victor, III                 Retired Managing Director of        	   208 Via Tortuga
                                   Chase Securities, Inc.'s  	       	   Palm Beach, FL  33480
                                   Investment Banking Group

Mark Vorder Bruegge                Vice Chairman of United             	   4731 Mint Drive
                                   American Bank of Memphis, TN       	   Memphis, TN  38117

							1


Name                               Principal Occupation or			  	   Residence or Business Address
							Employment						   of Organization

Robert R. Womack                   Chairman and Chief Executive        	   14801 Quorum Drive
                                   Officer, USI Bath and Plumbing      	   Dallas, TX 75240-7584
                                   Products

























							2


Name                               Principal Occupation or			  	   Residence or Business Address
							Employment						   of Organization
Officers
-------------------------

John F. Bendik                     Executive Vice President, U.S.      	   101 Wood Avenue South
                                   Industries, Inc.                    	   Iselin, New Jersey  08830

George H. MacLean                  Senior Vice President, General      	   101 Wood Avenue South
                                   Counsel, Secretary, U.S.            	   Iselin, New Jersey  08830
                                   Industries, Inc.

James O'Leary                      Senior Vice President and Chief     	   101 Wood Avenue South
                                   Financial Officer, U.S. Industries, 	   Iselin, New Jersey  08830
                                   Inc.

Dorothy E. Sander                  Senior Vice President--             	   101 Wood Avenue South
                                   Administration, U.S. Industries,    	   Iselin, New Jersey  08830
                                   Inc.

Diana E. Burton                    Vice President--Investor Relations, 	   101 Wood Avenue South
                                   U.S. Industries, Inc.               	   Iselin, New Jersey  08830

Robert P. Noonan                   Controller, U.S. Industries, Inc.   	   101 Wood Avenue South
                                                                        	   Iselin, New Jersey  08830

Peter F. Reilly                    Treasurer, U.S. Industries, Inc.    	   101 Wood Avenue South
                                                                        	   Iselin, New Jersey 08830

                          USI ATLANTIC CORP.


All persons listed below are citizens of the United States, with the exception of Mr. Brian C. Beazer and Sir Harry Solomon, who are citizens of the United Kingdom.


Name                                Principal Occupation or             Residence or Business Address
                                    Employment                          of Organization

Officer-Directors
-------------------------
David H. Clarke                     Chairman of the Board, Chief        101 Wood Avenue South
                                    Executive Officer, U.S.             Iselin, New Jersey  08830
                                    Industries, Inc.

George H. MacLean                   Senior Vice President, General      101 Wood Avenue South
                                    Counsel, Secretary, U.S.            Iselin, New Jersey  08830
                                    Industries, Inc.

Non-Officer Directors
-------------------------
Brian C. Beazer                     Chairman of Beazer Homes            330 East 38th Street, #34D
                                    USA, Inc.                           New York, NY  10016

Sir Harry Solomon                   Founder, Director and retired       3 Coach House Yard
                                    Chairman of Hillsdown               Hampstead High Street
                                    Holdings plc                        London, England  NW31-QD

Royall Victor, III                  Retired Managing Director of        208 Via Tortuga
                                    Chase Securities, Inc.'s            Palm Beach, FL  33480
                                    Investment Banking Group

Officers
-------------------------
John F. Bendik                      Executive Vice President, U.S.      101 Wood Avenue South
                                    Industries, Inc.                    Iselin, New Jersey  08830

James O'Leary                       Senior Vice President and Chief     101 Wood Avenue South
                                    Financial Officer, U.S. 		  Iselin, New Jersey  08830
                                    Industries, Inc.

Dorothy E. Sander                   Senior Vice President--             101 Wood Avenue South
                                    Administration, U.S. Industries,    Iselin, New Jersey  08830
                                    Inc.

Richard A. Buccarelli               Vice President--Corporate           101 Wood Avenue South
                                    Development                         Iselin, New Jersey  08830

Diana E. Burton                     Vice President--Investor 		 101 Wood Avenue South
                                    Relations, U.S. Industries, Inc.   Iselin, New Jersey  08830

Robert P. Noonan                    Controller, U.S. Industries, Inc.  101 Wood Avenue South
                                                                       Iselin, New Jersey 08830

							4

Name                               Principal Occupation or			 Residence or Business Address
							Employment					 of Organization

Peter F. Reilly                    Treasurer, U.S. Industries, Inc.    101 Wood Avenue South
                                                                       Iselin, New Jersey 08830

                      USI AMERICAN HOLDINGS, INC.

All persons listed below are citizens of the United States, with the exception of Mr. Brian C. Beazer and Sir Harry Solomon, who are citizens of the United Kingdom.

Name                                Principal Occupation or   		  Residence or Business Address of
                                    Employment                          Organization

Officer-Directors
-------------------------

David H. Clarke                     Chairman of the Board, Chief        101 Wood Avenue South
                                    Executive Officer, U.S.  		  Iselin, New Jersey  08830
                                    Industries, Inc.

George H. MacLean                   Senior Vice President, General      101 Wood Avenue South
                                    Counsel, Secretary, U.S.            Iselin, New Jersey  08830
                                    Industries, Inc.
Non-Officer Directors
-------------------------

Brian C. Beazer                     Chairman of Beazer Homes            330 East 38th Street, #34D
                                    USA, Inc.                           New York, NY  10016

Sir Harry Solomon                   Founder, Director and retired       3 Coach House Yard
                                    Chairman of Hillsdown               Hampstead High Street
                                    Holdings plc                        London, England  NW31-QD

Royall Victor, III                  Retired Managing Director of        208 Via Tortuga
                                    Chase Securities, Inc.'s            Palm Beach, FL  33480
                                    Investment Banking Group

Officers
-------------------------

John F. Bendik                      Executive Vice President, U.S.      101 Wood Avenue South
                                    Industries, Inc.                    Iselin, New Jersey  08830

James O'Leary                       Senior Vice President and Chief     101 Wood Avenue South
                                    Financial Officer, U.S.             Iselin, New Jersey  08830
                                    Industries, Inc.

Dorothy E. Sander                   Senior Vice President--             101 Wood Avenue South
                                    Administration, U.S. Industries,    Iselin, New Jersey  08830
                                    Inc.

Richard A. Buccarelli               Vice President--Corporate           101 Wood Avenue South Iselin, New
                                    Development                         Jersey  08830

Diana E. Burton                     Vice President--Investor            101 Wood Avenue South
                                    Relations, U.S. Industries, Inc.    Iselin, New Jersey  08830

Robert P. Noonan                    Controller, U.S. Industries, Inc.   101 Wood Avenue South
                                                                        Iselin, New Jersey 08830

							6

Name                               Principal Occupation or			  Residence or Business Address
							Employment					  of Organization

Peter F. Reilly                    Treasurer, U.S. Industries, Inc.     101 Wood Avenue South
                                                                        Iselin, New Jersey 08830

                          JUSI HOLDINGS, INC.

All persons listed below are citizens of the United States.

Each of the following persons has, as his or her principal occupation, the title(s) and position(s) with U.S. Industries, Inc. indicated on page 1.


														  Residence or Business
NAME                                TITLE                               Address of Organization

Officer-Director
-------------------------
George H. MacLean                   Senior Vice President, General      101 Wood Avenue South Iselin,
                                    Counsel, Secretary, Director, 	  New Jersey  08830
                                    JUSI Holdings, Inc.
OFFICERS
-------------------------
John G. Raos                        President, JUSI Holdings, Inc.      101 Wood Avenue South Iselin,
                                                                        New Jersey  08830

James O'Leary                       Senior Vice President, Chief        101 Wood Avenue South Iselin,
                                    Financial Officer,                  New Jersey  08830
                                    JUSI Holdings, Inc.

Robert P. Noonan                    Controller, U.S. Industries, Inc.   101 Wood Avenue South
                                                                        Iselin, New Jersey 08830

Peter F. Reilly                     Treasurer                           101 Wood Avenue South Iselin,
                                                                        New Jersey  08830

                         TA LIQUIDATION CORP.,

                          formerly known as

                       TOMMY ARMOUR GOLF COMPANY

All persons listed below are citizens of the United States.

                                                        Principal Occupation or       Residence or Business
Name                        Title                       Employment				 Address or Organization

OFFICER-DIRECTORS
-----------------
George H. MacLean           Vice President, Assistant   Senior Vice President,        101 Wood Avenue So.
                            Secretary, Director, TA     General Counsel, Secretary,   Iselin, NJ 08830
                            Liquidation Corp.           U.S. Industries, Inc.

OFFICERS
--------

John G. Raos                President                   Same                          101 Wood Avenue So.
																	 Iselin, NJ 08830

George H. MacLean           Vice President and          Same                          101 Wood Avenue So.
					   Secretary										 Iselin, NJ 08830

James O'Leary               Vice President and Chief    Same                          101 Wood Avenue So.
                            Financial Officer                                         Iselin, NJ 08830

Robert P. Noonan            Corporate Controller        Same                          101 Wood Avenue So.
																	 Iselin, NJ 08830

Peter F. Reilly             Treasurer                   Same                          101 Wood Avenue So.
																	 Iselin, NJ 08830

Robert J. Vander Meulen	   Assistant Treasurer         Same                          101 Wood Avenue So.
																	 Iselin, NJ 08830

Steven C. Barre             Assistant Secretary         Same                          101 Wood Avenue So.
																	 Iselin, NJ 08830

John B. Edwards             Assistant Secretary         Same                          101 Wood Avenue So.
																	 Iselin, NJ 08830



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